UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 5)

RES-CARE, INC.

(Name of Subject Company)

ONEX RESCARE ACQUISITION, LLC

(Name of Filing Persons - (Offeror))

ONEX PARTNERS III LP

(Name of Filing Persons - (Offeror))

The persons listed on Schedule I hereto

(Name of Filing Persons - (Other Persons))

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

760943100

(CUSIP Number of Class of Securities)

Joel I. Greenberg, Esq.

Kaye Scholer LLP
425 Park Avenue
New York, New York 10022
(212) 836-8000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$340,732,402	$24,294.22

*              Estimated for purposes of calculating the filing fee only.  Calculated by multiplying (i) 25,715,653, which is the difference between 29,415,653, the number of shares of common stock, no par value (“Shares”), of Res-Care, Inc. (the “Company”) outstanding as of September 30, 2010, and 3,700,000, which is the number of Shares beneficially owned by Onex Corporation and its affiliates by (ii) $13.25, which is the per Share tender offer price.  The number of outstanding Shares was obtained by the Company.

**           The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, is calculated by multiplying the Transaction Valuation by .0000713.

☒           Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid	$24,294.22	Form or Registration No.:	Schedule TO-T
Filing Party:	Onex Rescare Acquisition, LLC	Date Filed:	October 7, 2010

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒           third-party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☒           going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Schedule I

Onex Partners LP

Onex American Holdings II LLC

Onex US Principals LP

Rescare Executive Investco LLC

Onex Partners III GP LP
Onex Corporation

Onex American Holdings GP LLC

Onex Partners GP LP

Onex Partners GP Inc.

This Amendment No. 5 (this “Amendment No. 5”) to the Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO originally filed with the Securities and Exchange Commission on October 7, 2010, as amended by Amendment No. 1 thereto filed on October 13, 2010, by Amendment No. 2 thereto filed on October 25, 2010, by Amendment No. 3 thereto filed on November 2, 2010 and by Amendment No. 4 thereto filed on November 8, 2010 (as amended, the “Schedule TO”) by Onex Rescare Acquisition, LLC, a Delaware limited liability company (the “Purchaser”), is filed by Purchaser and Onex Partners III LP and amends the Schedule TO relating to the offer by Purchaser to purchase all of the outstanding shares of common stock, no par value (the “Shares”) of Res-Care, Inc., a Kentucky corporation (the “Company”), other than Shares owned by the Purchaser and its affiliates, at a purchase price of $13.25 per Share, net to the seller in cash, without interest and less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated October 25, 2010 (the “Offer to Purchase”) (which as amended or supplemented from time to time, together constitute the “Offer”).

As permitted by General Instruction F to Schedule TO, the information set forth by this Amendment No. 5, including all appendices, schedules, exhibits and annexes hereto and thereto, is hereby expressly incorporated by reference herein in response to Items 1 through 13 of the Schedule TO.  You should read this Amendment No. 5 to Schedule TO together with the Schedule TO.

Item 11.     Additional Information.

(1)           The information incorporated by reference into Item 11(a) of the Schedule TO is amended by the following amendment to the Offer to Purchase:

The Offer - Section 13.  Certain Legal Matters; Regulatory Approvals

The subsection entitled “Antitrust.” is amended by adding the following thereto:

Purchaser and Target were informed by the FTC of the early termination of the waiting period under the HSR Act on October 19, 2010.

The subsection entitled “Health Care Regulatory Approvals; Government Contracts.” is amended by adding the following thereto:

On November 10, 2010, the West Virginia Heath Care Authority issued its written approval of Purchaser’s acquisition of Target through an acquisition of Shares.

Item 13.     Information Required by Schedule 13E-3.

Item 7.        Purposes, Alternatives, Reasons and Effects.

(1)                                  The information incorporated by reference into Item 7 of Item 13 of the Schedule TO is amended by the following amendment to the Offer to Purchase:

Special Factors - Section 4.  Position of Onex Investors Regarding Fairness of the Offer and the Share Exchange

The antepenultimate paragraph of this section shall be amended and replaced with the following:

As a result of the Offer, Onex Investors’ direct and indirect interest in Target’s net book value and net earnings will increase to the extent of the number of Shares acquired under the Offer. Following the consummation of the Share Exchange, the Onex Investors’ interest in the net book value and net earnings of Target is expected to increase from approximately 24.9% to approximately 98%. The Onex Investors will also bear a similar percentage of the risk of losses generated by Target’s operations and any decrease in the value of Target after the Share Exchange. The Onex Investors’ interest in Target’s net book value was $102.1 million as of September 30, 2010 and in Target’s net loss was $5.7 million for the nine months ended September 30, 2010. On a pro forma basis, as adjusted for the acquisition of Shares in the Offer and the Share Exchange, the Onex Investors’ interest in Target’s net book value would have been $409.9 million as of September 30, 2010, and their interest in Target’s net loss for the nine months ended September 30, 2010 would have been $23.0 million. Target’s net book value of $13.18 per share as of June 30, 2010 and of $11.98 per share as of September 30, 2010 are each less than the Offer Price.

Item 8.        Fairness of the Transaction.

(1)                                  The information incorporated by reference into Item 8 of Item 13 of the Schedule TO is amended by the amendment contained in numbered point 1 of Item 7 of Item 13, which is hereby incorporated by reference into this Item 8 of Item 13 of the Schedule TO.

Item 13.     Financial Statements.

(1)                                  The information incorporated by reference into Item 13(a) of Item 13 of the Schedule TO is amended by adding the following thereto:

The unaudited consolidated financial statements of the Company for the quarter ended September 30, 2010 are incorporated by reference to Part 1 Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 and filed on November 5, 2010.

(2)                                  The information incorporated by reference into Item 13 of Item 13 of the Schedule TO is amended by the following amendments to the Offer to Purchase:

The Offer - Section 7.  Certain Information Concerning Target

The fifth paragraph of this section shall be amended and replaced with the following:

Historical Summary Financial Information.  The summary consolidated financial data for the years ended December 31, 2009 and 2008, six month periods ended June 30, 2009 and June 30, 2010 and nine month periods ended September 30, 2009 and September 30, 2010 that follow are extracted from, and should be read in conjunction with, the consolidated financial statements and notes thereto contained in the Company’s Annual Reports on Form 10-K for the year ended December 31, 2009 filed with the SEC on March 9, 2010 and for the year ended December 31, 2008 filed with the SEC on March 13, 2009, and the Company’s Quarterly Reports on Form 10-Q for the quarterly period ended June 30, 2009, filed with the SEC on August 7, 2009, the quarterly period ended June 30, 2010, filed with the SEC on August 6, 2010, the quarterly period ended September 30, 2009, filed with the SEC on August November 6, 2009, and the quarterly period ended September 30, 2010, filed with the SEC on November 5, 2010.  More comprehensive financial information is included in such reports (including management’s discussion and analysis of financial conditions and results of operations) and other documents filed by Target with the SEC, and the following is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein.  Copies of such reports and other documents may be examined at or obtained from the SEC in the manner set forth above.  These documents are incorporated by reference in this offer to purchase.  See “—Available Information.”

The financial chart below the fifth paragraph of this section is amended and supplemented by adding the following:

	Nine Months Ended September 30
	2010	2009

Income Statement Data:
Revenues	$1,189,678	$1,191,927
Operating income	(7,948)	63,354
Net income
(Loss) income from continuing operations, net of tax	(23,197)	31,775
Loss from discontinued operations, net of tax	—	—
Net (loss) income	(23,041)	32,353
Net (loss) income attributable to common shareholders	(23,041)	27,717

Basic earnings per common share:
From continuing operations	$(0.80)	$0.96
From discontinued operations	0.00	0.00
Basic earnings per common share	(0.80)	0.96

Diluted earnings per common share:
From continuing operations	$0.80	$0.96
From discontinued operations	0.00	0.00
Diluted earnings per common share	(0.80)	0.96

Other Financial Data:
Depreciation and amortization	$19,271	$19,658
Share-based compensation expense	2,224	3,413
Facility rent	49,220	45,857

Selected Historical Ratios:
Percentage of total debt to total capitalization	27.9	31.1
Ratio of earnings to fixed charges(1)	(0.1x )	3.7x

Balance Sheet Data:
Working capital	$101,375	$129,812
Total assets	791,986	927,389
Long-term obligations	152,180	211,421
Total debt, including capital leases	159,002	213,845
Shareholders’ equity	409,871	473,649

(1) For the purpose of determining the ratio of earnings to fixed charges, earnings are defined as income from continuing operations before income taxes, plus fixed charges.  Fixed charges consist of interest expense on all indebtedness and amortization of capitalized debt issuance costs and an estimate of interest within rental expense.

Book Value Per Share.  The Company’s book value per share as of September 30, 2010 was $11.98.

SIGNATURES

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 12, 2010

ONEX RESCARE ACQUISITION, LLC

	By:	/s/ Robert M. Le Blanc
Name: Robert M. Le Blanc
Title: Sole Director

ONEX PARTNERS III LP

	By:	ONEX PARTNERS III GP LP, its General Partner

	By:	ONEX PARTNERS MANAGER LP, its Agent

	By:	ONEX PARTNERS MANAGER GP ULC.,
its General Partner

	By:	/s/ Robert M. Le Blanc
Name: Robert M. Le Blanc
Title: Managing Director

	By:	/s/ Joshua Hausman
Name: Joshua Hausman
Title: Vice President

ONEX PARTNERS III GP LP

	By:	ONEX PARTNERS GP INC., its General Partner

	By:	/s/ Robert M. Le Blanc
Name: Robert M. Le Blanc
Title: President

ONEX PARTNERS GP INC.

	By:	/s/ Robert M. Le Blanc
Name: Robert M. Le Blanc
Title: President

ONEX PARTNERS LP

	By:	ONEX PARTNERS GP LP, its General Partner,

	By:	ONEX PARTNERS MANAGER LP, its Agent

	By:	ONEX PARTNERS MANAGER GP ULC.,

its General Partner

By:	/s/ Robert M. Le Blanc
Name: Robert M. Le Blanc
Title: Managing Director

By:	/s/ Joshua Hausman
Name: Joshua Hausman
Title: Vice President

ONEX PARTNERS GP LP

By:	ONEX PARTNERS GP INC., its General Partner

By:	/s/ Robert M. Le Blanc
Name: Robert M. Le Blanc
Title: President

ONEX US PRINCIPALS LP

By:	ONEX AMERICAN HOLDINGS GP LLC,
its General Partner

By:	/s/ Robert M. Le Blanc
Name: Robert M. Le Blanc
Title: Director

ONEX AMERICAN HOLDINGS GP LLC

By:	/s/ Robert M. Le Blanc
Name: Robert M. Le Blanc
Title: Director

RESCARE EXECUTIVE INVESTCO LLC

By:	/s/ Robert M. Le Blanc
Name: Robert M. Le Blanc
Title: Director

By:	/s/ Donald F. West
Name: Donald F. West
Title: Director

ONEX AMERICAN HOLDINGS II LLC

By:	/s/ Robert M. Le Blanc
Name: Robert M. Le Blanc
Title: Director

By:	/s/ Donald F. West
Name: Donald F. West
Title: Director

ONEX CORPORATION

By:	/s/ Andrea E. Daly
Name: Andrea E. Daly
Title: Vice President

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated October 7, 2010.*
(a)(1)(ii)	Amended and Restated Offer to Purchase, dated October 25, 2010.*
(a)(1)(iii)	Letter of Transmittal, dated October 7, 2010.*
(a)(1)(iv)	Notice of Guaranteed Delivery.*
(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)(A)	Corrected Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vii)	Text of Press Release issued by the Purchaser on September 7, 2010 (incorporated by reference to the pre-commencement Schedule TO-C filed on September 8, 2010).*
(a)(5)(i)	Complaint filed in Jefferson Circuit Court of the Commonwealth of Kentucky, captioned Margolis v. Gronefeld, et al., case No. 10CI06597.*
(a)(5)(ii)	Text of Press Release issued by Onex Corporation on October 7, 2010 announcing the commencement of the Offer.*
(a)(5)(iii)	Text of Press Release issued by Onex Corporation on November 5, 2010 announcing the extension of the Offer.*
(b)	None.
(d)(1)

Agreement and Plan of Share Exchange, dated as of September 6, 2010, between Purchaser and the Company (incorporated by reference to Exhibit 2.01 to the Form SC 13D/A filed by Onex Corporation on September 8, 2010).*

(d)(2)

Voting Agreement, dated as of September 6, 2010, by and between certain of the Company’s shareholders and the Company (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by the Company on September 10, 2010).*

(d)(3)	Guarantee of Onex Partners III LP dated as of September 6, 2010 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on September 10, 2010).*
(d)(4)

Form of Commitment Letter made by certain Company management shareholders in favor of Onex Partners III LP (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Company on September 10, 2010).*

(f)	Subtitle 13 of the Kentucky Business Corporation Act (included as Schedule D of the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).*
(g)	None.
(h)	None.

*              Previously filed.